May 20, 2025

Cuong Do
Chief Executive Officer
BioVie Inc.
680 W Nye Lane Suite 201
Carson City, NV 89703

       Re: BioVie Inc.
           Draft Registration Statement on Form S-1
           Submitted May 15, 2025
           CIK No. 0001580149
Dear Cuong Do:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Stephen E. Older, Esq.